CARDERO RESOURCE CORP.

Form 51-102F1

Management’s Discussion and Analysis

For the year ended October 31, 2004

INTRODUCTION

This Management Discussion and Analysis (“MD&A”) provides a detailed analysis of the business of Cardero Resource Corp. (“Cardero” or the “Company”) and compares its financial results for the year ended October 31, 2004 to the previous year.  This MD&A should be read in conjunction with the Company’s audited financial statements for the year ended October 31, 2004 and 2003.  The Company’s reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars.  The Company reports its financial position, results of operations and cash-flows in accordance with Canadian generally accepted accounting principles.  This MD&A is made as of February 28, 2005.

This MD&A contains certain statements which may constitute “forward-looking statements”.  Forward-looking statements include but are not limited to, statements regarding future anticipated exploration program results and the timing thereof, discovery and delineation of mineral resources/reserves, business and financing plans, business trends and future operating revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend estimate, postulate and similar expressions, or which by their nature refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, the Company’s ability to identify one or more economic deposits on its properties, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

Additional information relating to the Company can be located on the SEDAR website at www.sedar.com.

BACKGROUND

Cardero Resource Corp. is a junior resource mineral exploration company.  Its assets consist of mineral properties and cash.  The Company funds its operations through the sale of its shares.  The mineral exploration business is very high risk.  Major risks applicable to the Company include:

1)

The chance of finding an economic ore body is extremely small, the vast majority of exploration projects do not result in the discovery of commercially mineable deposits of ore.

2)

The junior resource market, where the Company raises funds, is extremely volatile.  Even though the Company has sufficient funds on hand to meet its current requirements, there is no guarantee that it will be able to raise additional funds as it requires them.

3)

The establishment of undisputed title to mineral properties is often a time consuming process and even though the Company has diligently investigated title to all its mineral properties there is no guarantee of title.

4)

Currency fluctuations may affect the Company as its transactions are often conducted in US dollars and Mexican and Argentinean pesos.

5)

The Company’s properties are located in Mexico, Argentina and Peru and will be effected by the political stability and laws of those countries.

6)

There is no guarantee that the Company can obtain the necessary governmental permits and licenses when required.

7)

Environmental concerns and the fluctuation of metal prices, both of which are beyond the Company’s control, may significantly alter the economics of mineral deposits.

HIGHLIGHTS

Exploration Activities

Mexico

Baja IOCG Project, Mexico

The Company entered into an agreement with Anglo American Mexico, S.A. DE C.V (“Anglo”) on April 9, 2003, to explore and develop Iron Oxide Copper-Gold (IOCG) projects in Baja California, Mexico.  The target area is defined as an Area of Interest encompassing approximately 50,000 square kilometres.

The principal target is the lower Cretaceous Alisitos Arc, a belt of rocks which shows geological similarities to the central Andean coastal iron belts of Chile and Peru, host to several producing iron-oxide-copper-gold (IOCG) deposits.

In 2003 Anglo completed initial targeting using regional geophysical, geological and geochemical datasets in conjunction with remote sensing (Landsat/Aster), and structural analyses. The program highlighted 31 target areas for follow-up.  Targets were screened using stream sediment geochemistry (884 samples), geological prospecting and mapping, a gravity survey (430 stations) and a 7,500 line kilometre airborne magnetics and radiometrics survey. The combination of these studies identified several large, zoned hydrothermal systems with associated IOCG style mineralization.

During 2004 Anglo continued to explore the highest priority IOCG targets outlined by the above work program.  Exploration efforts were designed to focus within the Main Alisitos Block and take the following targets to the drill-ready stage:

San Fernando

Detailed mapping, petrography, and geophysics (comprising 158 line kilometres of ground  magnetic survey, additional gravity surveys , and  17.5 line kilometres of Induced Polarization survey), together with  geochemistry (500 station surficial sampling program),  outlined a  large, coherent anomaly associated with, and extending to the east, west and south of the  Mina San Fernando occurrence.

The core of the magnetic and gravity anomaly is interpreted to have dimensions of 2.4 kilometres east west by 600 metres north south and is modelled to extend for several hundred metres at depth. The Induced Polarization (IP) survey, used to detect the presence of disseminated sulphide mineralization, defined two chargeability anomalies located immediately adjacent to the known mineralization and the magnetic and gravity anomaly described above.

    The West Anomaly, located on the western flanks of the magnetic anomaly, has modelled chargeabilities of 30 to 40 milliseconds (ms), extends over an area of approximately 500 metres east-west by 500 metres north-south and remains open to the west and at depth.
    The Eastern Anomaly, located on eastern flank of the magnetic anomaly and spatially associated with Mina San Fernando, has modelled chargeabilities of 40 to 70ms, extends approximately 600 metres east-west by 700 metres north-south and remains partially open to the west and open to the east and at depth.

Amargosa

Located 35 kilometres south of the San Fernando occurrence, the Amargosa area is one of the initial 31 high priority targets generated by Anglo’s 2003 belt scale targeting initiative.

First pass geological reconnaissance identified significant alteration associated with numerous undocumented IOCG style mineral occurrences. Subsequent stream sediment geochemistry and geological follow-up resulted in the discovery of hematite–chalcopyrite–pyrite mineralization outcropping over 350 meters in Amargosa Creek.  Sampling of the Amargosa Creek exposures returned grades of 1.45% copper over 10 metres. Detailed mapping, geochemistry and airborne magnetic and radiometrics surveys indicated that the Amargosa IOCG occurrence forms part of a large (approximately 40 square km), multiphase, copper bearing, and hydrothermal system.

A permeable volcaniclastic unit hosts the majority of the showings at Amargosa with estimated thicknesses in the order of 10 to 100 metres. The mineralization is interpreted to be controlled by a complex interplay of the regional Catarina fault zone (+30 kilometre strike) and the second-order Amargosa and Specularite Creek faults.

On March 2, 2005, Cardero reported results of a recently completed 14-line kilometre Induced Polarization (IP) survey by Anglo over the Amargosa target.  The IP survey defined four high chargeability anomalies, one of which is associated with the outcropping alteration and mineralization at Amargosa Creek.

The Amargosa IP Anomaly is interpreted to extend over an area measuring 900 metres north south by 350 metres east west.  This anomaly is centered on the outcropping Amargosa Creek mineralization and the mapped structural intersection of the Catarina and Amargosa fault zones.  The anomaly has chargeabilites ranging from 28 to 42 milliseconds (ms) and appears to extend from subcrop to depths in excess of 200 metres.

The Central IP Anomaly at Amargosa occurs at the intersection of the Catarina and Specularite Creek faults zones and occurs over a 600 by 400 metre area.  The anomaly is modeled to occur at depths of approximately 200 metres to 470 metres, remains open at depth, and has chargeabilites ranging from 30 to 40 ms.

The Amargosa NW IP anomalies are associated with the regional scale Catarina fault zone.  They are comprised of two large chargeability anomalies (30 – 40 ms) which range from 1000 to 1200 metres strike length and 400 to 500 metres in width.  The IP anomalies are modeled to occur at depths, which vary from subcrop to approximately 500 meters below surface and are open to the NW.

Anglo is presently in the process of obtaining permitting for a 3,000 m diamond drill hole program of 10 to 12 boreholes scheduled to start in early 2005.

Franco Property, Mexico

The Franco property consists of two concessions aggregating 983 hectares and is located 60 kilometres southeast of the city of San Luis Potosi.

The project covers a partially exposed, high level, epithermal precious metal system hosted by Tertiary rhyolitic volcanics.  Mineralization consists of a north-northwest trending swarm of quartz veins and stockwork exposed in an area measuring about 1 kilometre north south by about 500 metres east west.

The planned work program, delayed due to unforeseen land access problems, now resolved, will test several coincident structural-mineralization-alteration-geochemical anomalies, and is expected to begin in the second quarter or early in the third quarter of 2005.

La Zorra Property, Mexico

The Gachupines mineral concession is located 100 km southeast of Hermosillo in the state of Sonora, Mexico.

The property covers multiple gold occurrences, one of which, Bonacita, was interpreted to have potential to host a bulk tonnage type gold deposit.  Geological mapping of the property also identified two porphyry copper targets, Gachupines and Batamote West respectively.

The three targets were drill tested with a total of 15 RC holes.  The Company is currently awaiting results.

Argentina

Olaroz Project, Argentina

The Company acquired the properties comprising the Olaroz Project in 2002. The Olaroz Project consists of two projects, the Providencia Project, which includes the Providencia Norte, La Providencia, Olaroz Chico and Tola and Libertad properties, and, the Chingolo Project, which includes the Cavok and Cozzi properties.

While initial detailed mapping and geochemical sampling were encouraging subsequent drill campaigns, three at Providencia and two at Chingolo, failed to intersect significant silver mineralization.  Internal economic modeling indicated that the deposits as presently defined are sub-economic.  This coupled with increasingly onerous property payments at Providencia resulted in the decision to return the Providencia property to the owners.

The status of the Chingolo property is presently being reviewed in light of this decision.

Organullo, Argentina

In a news release dated October 1, 2004, the Company announced  an agreement to acquire a 100% interest the Organullo property by issuance of 70,000 shares in the treasury stock of the Company to  a private vendor.

The Organullo property is located in northwestern Argentina approximately 100 km northwest of Jujuy, in the Province of Salta.

The total area of the Organullo property is approximately 5,000 hectares, and displays areas of anomalous copper, lead, molybdenum, gold and bismuth. An intrusive body that is elongated in a north-south direction is located in the northern sector covering an area of 4 km by 1 km.

A report on the property completed in 1994 concluded that a zone of alteration extends semi-continuously for about 4000 metres (north-south) and between 200 metres and 1000 metres (east-west), and consists of colour anomalies encompassing areas of argillic alteration, fracturing, brecciation, silicification, quartz veining and locally intense pyritization.

The old Julio Verne mine located near the south end of the alteration zone consists of narrow quartz veins containing pyrite, chalcopyrite, arsenopyrite and bismuthenite. Extensive rock chip sampling of the areas of alteration have delineated widespread areas of anomalous indicator metals as well as larger areas with anomalous gold and silver values. Sampling of veins in the Julio Verne area reportedly returned an average gold grade of 7.03 grams per tonne.

The geological setting, alteration pattern and metal signatures indicate that this could be a high sulphidation or acid sulphate, epithermal gold-bearing system.

Cardero geologists believe that given the size of the system there is a good opportunity to delineate areas having potential to host low-grade bulk mineable gold targets. The Company is presently compiling previous exploration data and, contingent on the results; a suitable work program will be designed to take the property to a decision point.

Mina Angela, Argentina

In a news release dated December 15, 2004, the Company announced an agreement with Stenfield Minera S.A., an arm’s length private Argentinean company, (“Stenfield”) pursuant to which the Company has the right to explore, and an option to purchase, the Mina Angela property. The Mina Angela property consists of 44 individual claims totalling 2706 hectares, and is located in the province of Chubut at an altitude of approximately 1400 metres above sea level.

Information available from previous work indicates that mineralization at Mina Angela consists of low sulphidation epithermal vein systems hosted by Jurassic andesitic volcanics. The major veins are confined to a north-easterly trending alteration corridor bounded by felsic dyke swarms and were deposited in right lateral strike slip faults.

Production took place at Mina Angela on selected veins between 1978 and 1992. From 1983, when accurate mining records begin, until closure in 1992, Mina Angela produced 1,037,360 tons at an average grade of 4.0g/t Au, 48.4g/t Ag, 2.0% Pb, 0.4% Cu and 4.6% Zn.

In 1997 and 1998 Lonrho Mining South Africa carried out exploration including geological mapping, regional soil sampling and ground geophysics. The program also included 3443 metres of diamond drilling in 16 holes drilled within a 4 by 5 kilometre area. The best values were obtained on the Sahuel vein system, where one hole intersected 1.36 metres grading 40.65 g/t Au, 1773 g/t Ag, 1.79% Pb, 0.23% Cu and 10.06% Zn at a vertical depth of 65 metres below surface. Another hole drilled on the same system intersected a second vein approximately 65 metres to the west with 2.02 metres averaging 6.69 g/t Au, 240g/t Ag, 0.52% Pb, 0.04% Cu and 2.19% Zn.

Geophysics indicates the Sahuel vein system has a potential strike length of 1.6 kilometres. The other holes indicate gold values ranging from trace to 2.25 g/t over varying widths. At the end of 1998 Lonrho decided to concentrate on mining activities in Africa and withdrew from other regions, including South America.

The Company's interest in the property is focused on the precious metal bulk tonnage potential associated with and adjacent to those areas of the high-grade veins. Extensive areas of structurally controlled clay epithermal alteration were mapped and sampled by a previous owner in the early 1990's but have had only limited follow-up.

The Company is presently compiling previous exploration data and, contingent on the results, a suitable work program designed to take the property to a decision point will be implemented.

In order to carry out exploration, and to exercise the option to purchase the property, the Company is required to pay the outstanding taxes on the property in the amount of 72,720 pesos (approximately US $24,000 - paid), to make all necessary payments to maintain the property in good standing and to pay an aggregate of US$400,000 to Stenfield, as follows:

-

April 25, 2005        US$ 50,000

-

April 25, 2006        US$ 50,000

-

April 25, 2007        US$150,000

-

April 25, 2008        US$150,000

Stenfield will retain a 1% NSR royalty, which may be purchased by Cardero for the sum of US$500,000. The Company and Stenfield are to agree on an exploration program for the property to be carried out by the Company. The Company has also agreed to pay a finder's fee to an arm's length party in connection with this acquisition, to be settled by the issuance of shares in accordance with TSX Venture Exchange policies. This transaction, and the applicable finder's fee, is subject to acceptance for filing on behalf of the Company by the TSX Venture Exchange.

Condor Yacu Project, Argentina

The Condor Yacu Project has been relinquished and returned to the Vendors.

Cerro Juncal, Argentina

In a news release dated November 26, 2004, the Company announced an option agreement with Minera Cerro Juncal S.A, a private Argentinean company, to explore the Cerro Juncal copper-gold project in the province of Salta, northwestern.

The project covers a total of 2600 hectares and is located 75 kilometres southwest of the town of San Antonio de los Cobres, 160 kilometres by road to the west of Salta, the capital city of the province, at a maximum altitude of 4400 metres above sea level. The main railway to the port of Antofagasta and a high-tension power line are 60 kilometres to the northwest of the project.

The project lies near the intersection of the regional north-south trending Cerro Galan - Tuzgle fault zone and northwest - southeast trending Cerro Ratones Lineament which contains several significant deposits and mineral occurrences such as Diablillos (inferred resource of 46 Mt @ 69.5 g/t Ag and 1 g/t Au), Inca Viejo and Centenario.

Geologically, Cerro Juncal is comprised of Ordovician aged, interbedded marine arenites, wackes and shales intruded by Miocene calc-alkaline porphyritic intrusions.

The main part of the property is dominated by a colour anomaly, which covers an area of approximately 4.5 square kilometres and reflects the exposed alteration zone. Within this zone the Ordovician sediments are intensely altered by quartz sericite and associated limonite-quartz veins after pyrite. Alteration in the poorly exposed porphyritic intrusions is broadly zoned from propylitic in the west to phyllic and potassic towards the east. Additionally, the porphyry has some well-developed stockworks with A- and B- type quartz veins, indicative of porphyry style mineralization, and associated leached iron-oxide box-works (jarosite, goethite and hematite) and copper-oxides after pyrite-chalcopyrite.

Gencor originally staked Cerro Juncal on the basis of the known alteration and limited rock chip sampling, which yielded gold values of up to 1.86 g/t in the capping sediments. In 1995, following a corporate amalgamation, the property passed to Goldfields who completed two, small Mobile Metal Ion (MMI) soil grids, the results of which confirmed the pervious alteration mapping and lithogeochemical sampling. Goldfields relinquished the property following a corporate restructuring. No previous geophysical surveying or drill testing has occurred.

The Company is presently compiling previous exploration data and contingent on the results a suitable work program designed to take the property to decision point will be implemented.

The terms of the agreement require that Cardero, in order to acquire 100% interest, make an initial payment of US$25,000, with an additional US$335,000 to be paid incrementally over the following thirty months. After thirty-six months from the date of the initial payment, a final payment of US$2,000,000 is required to exercise the option for a total of payment of US$2.36M. The property is subject to a NSR of 0.5%.

Cerro Atajo, Argentina

In a news release dated January 28, 2005, the Company announced the acquisition of the 2,800-hectare Cerro Atajo property.  The property lies 10 kilometres east of the Baja de la Alumbrera copper-gold porphyry mine (reported resources of approximately 600 Mt @ 0.53% copper and 0.61 g/t gold) and 25 kilometres west of the Agua Rica porphyry deposit (reported resources of approximately 700 Mt @ 0.66% copper, 0.23 g/t gold and 0.037% molybdenum) within Argentina's pre-eminent mining district. Cerro Atajo is prospective for both high-grade gold-copper-silver veins and large tonnage copper-gold porphyry mineralization.

Geologically, the Cerro Atajo property is composed of a granitic basement and volcanic rocks that have been intruded by a minimum of two porphyry bodies. Two major fault zones bound the area: the east-west striking Cerro Atajo Fault Zone to the north and the northeast-southwest striking Lavadera Fault Zone to the south. Reconnaissance geological mapping by previous operators has identified advanced argillic alteration associated with the vein systems immediately adjacent to the property, whereas the dacitic intrusives have an outer halo of propyllitic, and an inner core of phyllic, alteration.
Previous exploration and exploitation in the district dates from the late 17th Century to the early 1990s and focused on several of the high-grade vein systems adjacent to the Cerro Atajo property. To date, two vein types have been identified adjacent to the northernmost property boundary. The first type is comprised of quartz-pyrite-gold with reported values in the order of 20 g/t, and up to 250 g/t, gold, whereas the second type is polymetallic comprised of quartz, chalcopyrite, bornite, sphalerite, galena and pyrite. In 1995, exploration drilling by Placer Dome, on these vein systems, intersected values up to 7.44 g/t gold and 2.91% copper within gold rich stockworks. Little exploration work has been carried out on the vein systems located within the Cerro Atajo property itself and identified through past mapping and geophysics.

In 1973, the Argentinean geological survey, La Secretaria de Mineria de la Nacion (SMN), targeted porphyry style mineralization, and carried out a drill program at Cerro Atajo in which several holes were completed within the propyllitic alteration zone. The drill holes indicated the presence of a secondary enrichment blanket with pyrite and chalcocite mineralization encountered over widths of up to 60 meters, which averaged 0.2% copper. A magnetic survey in 1995 highlighted a large magnetic anomaly, indicative of magnetite destruction, which was interpreted to be related to the presence of a hidden porphyry system. The copper geochemistry in soil and rock over this anomaly suggests the presence of a leached cap. The coincident geophysical-geochemical anomaly was never drill tested, despite the highly encouraging 1973 drill results resulting from the work by SMN on the margin of the anomaly.

The foregoing information is derived from information previously prepared by former operators of the Cerro Atajo property and surrounding district, and is believed to be reliable. However, at this time the Company has not independently verified or confirmed any of the foregoing information.

Cardero intends to commence an aggressive exploration program at Cerro Atajo, anticipated to consist of detailed mapping, geochemical sampling and, contingent on results, geophysics followed by drilling. Work is schedule to commence early March 2005.

In order to acquire its interest in Cerro Atajo, Cardero has entered into two agreements involving Sociedad Minera Catamarquena de Economia Mixta (Somicadem), a governmental corporation owned as to 51% by the Province of Catamarca and 49% by two private Argentinean companies (Shareholders). Somicadem is the holder of the Cerro Atajo property. The first of these agreements is with respect to the acquisition by Cardero of the interest of the Shareholders in Somicadem and the second is with respect to the acquisition by Cardero from Somicadem of the rights to explore and exploit the Cerro Atajo property.

Pursuant to the first agreement, Cardero has the option to acquire to acquire the 49% of the issued share capital of Somicadem from the Shareholders (both of whom are at arm's length to Cardero), together with all of the interest of the Shareholders in their existing Exploration, Exploitation and Mining Lease Agreement (Existing Lease) with Somicadem relating to the Cerro Atajo property. In order to exercise the option, Cardero is required to pay the Shareholders an aggregate of US $11,650,000, and issue 1,750,000 common shares to the Shareholders, over 5 years. The initial payment of US $300,000 is due once Cardero has completed its due diligence (as provided for below) following Cardero having entered into a new Contract of Prospecting, Exploration and Mining Lease with Somicadem concerning Cerro Atajo to replace the Existing Lease. At the election of Cardero, it can settle the obligation to issue some or all of the foregoing common shares by making payments to the Vendors equal to US $5.00 per share (up to US $8,250,000 in total).

Pursuant to the second agreement, which is a new Contract of Prospecting, Exploration and Mining Lease (New Lease) between Somicadem and Cardero concerning Cerro Atajo (replacing the Existing Lease), Cardero has an initial 90 day due diligence period to review the Cerro Atajo property attributes and title. If, following completion of its due diligence investigations, Cardero elects to proceed with the New Lease, then Cardero will have the right, for 40 years, to carry out prospecting, exploration, development and exploitation activities at Cerro Atajo for consideration consisting of cash payments to Somicadem, work commitments on Cerro Atajo and an NPI royalty payable to Somicadem. Full details of the agreement will be announced upon Cardero's decision to proceed with the New Lease following the completion of its due diligence.

A finder's fee is payable by Cardero in connection with the Somicadem and Cerro Atajo transactions.

Peru

Marcona Iron Oxide Copper-Gold (IOCG) District, Peru (Carbonera, Daniella and Pampa de Pongo properties)

The Marcona mining district forms the northernmost known extension of the Coastal IOCG belt of Chile and Peru.  This region hosts several producing iron and copper IOCG deposits including the Marcona iron mine (approximate resource of 1.4Bt @ 54% iron) in Peru and the Mantoverde, Candelaria and Punta Del Cobre copper deposits in Chile.  The recent discovery of Mina Justa (approximate 200 Mt @ 0.8% Cu) near Marcona underscores the exploration potential of the region.

The Carbonara and Daniella mineral concessions total approximately 30,000 hectares were acquired from Minera Koripampa del Peru S.A.  Approximately 10,000 of the 30,000 hectares are subject to an underlying agreement with Rio Tinto Mining and Exploration Ltd.

Rio Tinto discovered Pampa de Pongo in the mid-1990s as part of a regional exploration program targeting the IOCG potential peripheral to the Marcona mine. Wide-spaced reconnaissance drilling by Rio Tinto (total of 15 boreholes) identified widespread magnetite +/- copper-gold mineralization along a structural corridor approximately 1 kilometer wide and in excess of 6 kilometers long. Two main deposits have been identified to date, referred to as the Central and South Zones. Highlights of the Rio Tinto drill campaign include:

•

Hole PPD001 intersected 403m of massive magnetite mineralization averaging 45% Fe from 360 – 763 m within which a 169m interval returned an average of 52.9% Fe.

•

Hole PPD009 intersected 8m @ 1.72%Cu and 0.35 g/t Au within an 82.6m thick interval from 259.4 - 342.0m which ran 56% Fe, 0.24% Cu & 0.35 g/t Au.

Following the drill program Rio Tinto postulated, "Wide-spaced drilling suggests a potential resource of 1,000Mt comprising approximately 75% magnetite."

Cardero's 2004 Program:

Exploration work by Cardero in 2004 included surface mapping, an electromagnetic survey (TEM), detailed high-resolution ground magnetic surveys (117 line km), magnetic data processing (3D inversion modeling) and diamond drilling.

A portion of the drilling was designed to evaluate and refine the iron resource potential in the Central deposit. A 3D modeling of the magnetic data interprets a   pear-shaped highly magnetic body (as defined by the 0.8 SI unit shell - that is, corresponding to high susceptibility magnetic material) 1.0 to 1.2 kilometers in diameter and locally extending to a depth of more than 1.0 kilometer, which corresponds with the Central Magnetite deposit as, identified by Rio Tinto.

Holes DDH04-20 and 21 tested the central part of the Central Zone 3D inversion magnetic model. Hole 20 drilled slightly south of the center of anomaly, intersected a continuous interval of semi-massive to massive magnetite mineralization starting at a depth of 314.75 m and continuing to a depth of 626.0 m (total intercept 311.25 m). A 102 m interval above this zone contains variably sheared hypabyssal intrusive with veins of massive magnetite ± sulphide. Assay results are pending for the hole.

Hole 21 (drilled prior to hole 20) is located 255 m north of hole 20 and 84 m east of Rio Tinto hole PPD 001. The hole intersected massive magnetite-calcite between 53.15 – 77.3 m, coarse breccia (volcanic clasts with a magnetite-sulphide-calcite matrix) between 77.3 – 167.0 m and a mixture of hypabyssal intrusive, mineralized hydrothermal breccias and semi-massive to massive magnetite between 167.0 – 482.8 m.  Starting at a depth of 482.8 m the hole intersected a continuous interval of semi-massive-massive magnetite that continued to a depth of 784.8 m (bottom of the hole).  Assays received from the bottom interval (continuous 302 m section) returned a weight average of 51.6% iron (73.8% Fe2O3)

The total drill program for Pampa de Pongo included 13 HQ core hole totalling 3942.18 m.

Samples from the final borehole are presently being assayed and contingent on continued encouraging results an in-house deposit scoping study would be completed in Q2-Q3 2005.

A general summary of the holes completed to date is tabulated below:

Hole	Target	Results
DDH04-10	EM Conductor along the W flank of the South Zone	220.8-270.0 m (49.2 m) @ 41.5% Fe, 0.35% Cu, 0.37 g/t Au (excludes post mineral dykes between 222.5-223.7 m and 229.5-231.8 m).
DDH04-11	Extension of EM conductor, 500 m S of DDH04-10	Intersected post-mineral dyke. Terminated due to bad ground conditions.
DDH04-12	Satellite conductor W of South Zone	No significant mineralization.
DDH04-13	South edge of the South Zone	Strong sodic-potassic alteration with abundant pyrite minor Cu-Au.
DDH04-14	EM conductor along the western flank of the Central Zone	Semi-massive, low-grade (<30% Fe) magnetite-pyrite mineralization between 98.5-102.5 m and 133.4-160.0 m.
DDH04-15	Overburden covered basin at a major structural intersection associated with a broad, weak magnetic anomaly	No significant mineralization.
DDH04-16	Series of surface copper showings along a NNE-trending structure.	154.3-187.5 m: fault breccia with disseminated to semi-massive pyrite magnetite and hematite. The interval 154.3 – 173.6 m (19.3 m) assayed 0.88 g/t Au.
DDH04-17	East edge of South Zone	Hole abandoned in overburden.
DDH04-18	Central part of South Zone	Hole abandoned in overburden.
DDH04-19	Central part of South Zone	212.45-400.0 m (187.55 m) @ 36.2 % Fe, 0.167% Cu, 0.276 g/t Au
DDH04-20	Central Zone. Test of 3D inversion model.	314.75-626.0 m (311.25 m): semimassive-massive magnetite mineralization. Assays Pending.
DDH04-21	Central Zone. Test of 3D inversion model. Loc 255 m north of DDH04-20	482.8-784.8 m (302.0 m): @ 51.6% Fe, 0.1% Cu, 0.058 g/t Au.
KA-001	Kampana Target Circular magnetic anomaly about 800 m in diameter centered about 4 km E of the Central Zone	154.0-425.85 m (251.85 m) of continuous stockwork magnetite mineralization.

Note:

Borehole numeric sequence contiguous after previous RT drilling.

Katanga Property, Peru

Cardero entered into an option agreement dated October 1, 2004, with a private Peruvian company to acquire the Katanga property, located approximately 200 km south of the city of Cusco, in the province of Livitaca, Peru.

The Katanga property covers approximately 9,500 hectares and contains extensive surface exposures of magnetite mineralization. The geological setting and nature of the mineralization suggest a potential for large tonnages of magnetite (iron ore) and copper skarn deposits. Within a 100 km radius there are four copper deposits including BHP's Tintaga copper Xtrata’s newly acquired Las Bambas and mine copper project.

The terms of the option agreement to acquire a 100% interest in the Katanga property require the payment of US$261,000 on or before execution of the agreement (paid) and additional payments aggregating US$240,000 (payable as to the sum of US$10,000 on or before November 1, 2004 and the balance in monthly instalments of US$10,000 until an aggregate US$240,000 has been received by the private Peruvian company).  In addition, the Company is required to take over the obligations of the private Peruvian company under the underlying option agreement with the landowner, which require aggregate payments of US$1,900,000 over 5 years, with an initial payment of US $50,000 in year 1 and a subsequent payment of US $100,000 in year two, and payment of all required taxes in order to keep the property in good standing. There are no work commitments.

The Company has recently commenced a property scale reconnaissance program, and, contingent on the results, a suitable work program designed to take the property to a decision point will be implemented.

OVERALL PERFORMANCE

Success in the junior mining business is measured by a company’s ability to raise funds, secure properties of merit and, in a few rare cases, identify an economic ore body on one of its properties.

Over the past three years, the Company has been very successful at raising funds.  It raised $2.5 million in fiscal 2002, $6.4 million in fiscal 2003 and $19.5 million in fiscal 2004.  As of February 28, 2005, the Company has approximately $18 million on hand.

Over the past three years the Company has demonstrated an ability to obtain properties of merit and has concentrated its efforts on IOCG (Iron-Ore Copper Gold) deposits in Mexico, Peru and Argentina.  The Company now has a substantial inventory of properties, which are discussed in detail under the “Highlights” section.

Selected Annual Information

The Company’s results of operations for the years ended December 31 are summarized below:

	2004	2003	2002
Interest income	$284,858	$52,997	$3,131
Net loss	9,323,002	1,713,252	1,197,015
Net loss per share	0.26	0.08	0.09
Total assets	24,231,580	8,877,885	1,038,202
Working capital	17,094,291	3,686,213	1,769,933

Notes:

1)

There were no discontinued operations or extraordinary items in the years under review.

1)

The basic and diluted income (loss) per share numbers was the same in each of the years under review.

2)

The Company had no long-term financial liabilities for the years under review.

3)

The Company has no history of declaring dividends.

The significance of these numbers is discussed under “Results of Operations” and “Liquidity and Capital Resources”.

Results of Operations

	2004	2003
Net loss	$9,323,002	$1,713,252
Interest income	284,858	52,997
General and administrative costs	1,640,022	758,108
Stock-based compensation	3,433,900	740,408
Write-down of resource properties	4,521,367	0

In fiscal 2004 the Company had a net loss of $9,323,002 or $0.26 per share as compared to a net loss of $1,713,252 or $0.08 per share in fiscal 2003.  The following discussion explains the variations in the key components of these numbers, but as with most junior exploration companies the results of operations are not the main factor in establishing the financial health of the company.  Of far greater significance are the properties the company has, its working capital and how many shares it has outstanding.

The Company’s interest income was up substantially in 2004 as compared to 2003 because throughout the 2004 year, the Company had significant cash balances on hand.  These surplus funds were invested in term deposits and bankers’ acceptance.

The Company’s general and administrative costs were higher in 2004 in all categories and, it is expected that these costs will rise again in 2005.  The major increase was in corporate promotion, which increased from $230,817 in 2003 to $640,197 in 2004.  The Company’s philosophy is to keep a high profile for the investing public.  The Company has a full-time, in-house investor relations manager as well as several investor relations contracts with outside consultants.  The Company is a regular attendee at industry conferences and management frequently travels to major cities in North America and Europe to tell the Company’s story.  The Company has benefited substantially from these activities and has been able to complete two private placements in the year as well as raising additional funds through the exercise of warrants and stock options.  Another area of significant increase in general and administrative expenses was office costs.  In 2004 the Company moved in to larger offices and hired a full time office manager.  Professional fees also rose substantially in 2004, mainly as a result of increased legal fees, particularly in reference to the lawsuit surrounding certain of the Company’s Mexican properties (see Note 9 to the audited financial statements).  In 2004 the Company spent $101,903 on property evaluations, looking for potential property acquisitions.  There was no comparative expenditure in 2003.

Stock-based compensation is a non-cash item that puts a dollar value on the benefit being given on the granting of stock options.  In 2004 the Company adopted the fair value method of accounting for stock-based compensation for all grants of stock options.  Prior thereto the fair value method was used to account only for grants of options to non-employees.  The fair value method is based on statistical models, taking into account the volatility of the stock, the risk free interest rate and the weighted average life of the options.  Where the market is highly volatile and not perfectly liquid, the results may not be very meaningful.  In 2004 the Company granted 3,265,000 options, which resulted in a stock-based compensation charge of $3,433,900.

The Company writes off its resource property costs at such time as it either abandons the property or determines that there has been a permanent impairment in its value.  In fiscal 2004 the Company wrote off a substantial portion of its Argentinean properties in the amount of $4,521,367 (see “Highlights” section).  There were no write-ofs in 2003.

Summary of Quarterly Results

The table below sets out the quarterly results, expressed in Canadian dollars, for the past eight quarters:

Fiscal 2004

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	51,284	61,144	76,241	96,189
Net income (loss)	(1,125,061)	(642,308)	(2,120,197)	(5,435,436)
Net income (loss) per share	(0.04)	(0.02)	(0.06)	(0.14)

Fiscal 2003

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	5,845	11,474	14,464	21,214
Net income (loss)	(153,385)	(283,743)	(274,317)	(1,001,807)
Net income (loss) per share	(0.01)	(0.01)	(0.01)	(0.05)

Notes:

1)

The total revenue consists of interest income.

1)

There were no discontinued operations or extraordinary items in the periods under review.

2)

The basic and diluted income (loss) per share numbers were the same in each of the periods under review.

Quarterly results can vary significantly depending on whether the Company has abandoned any properties or granted any stock options (see “Results of Operations”).

LIQUIDITY AND CAPITAL RESOURCES

The Company has no revenue generating operations from which it can internally generate funds.  It relies on the sale of its own shares as needed.  This situation is unlikely to change until such time as the Company can develop a bankable feasibility study on one of its projects.

When acquiring mineral properties, the Company will sometimes issue its own stock to the vendor of the property as partial or full consideration for the property.

In the past two fiscal years the Company has completed three private placements.  In December 2002, $2.9 million was raised from the sale of 2.24 million units at $1.30 per unit.  In December 2003, $5.9 million was raised from the sale of 3.57 million units at $1.65 per unit.  In March 2004, $6.8 million was raised from the sale of 2.6 million units at $2.60 per unit.  The exercise of warrants and options brought in a further $6.8 million in fiscal 2004 and $3.5 million in fiscal 2003.  At October 31, 2004 the Company had 38.2 million shares outstanding, 3.48 million stock options outstanding at a weighted average exercise price of $2.60 and 5.0 million warrants outstanding, exercisable at various prices between $1.70 and $3.55.  Since October 31, 2004, 1.96 million warrants that were due to expire on December 10, 2004 were exercised, netting the Company $4.3 million.  At February 28, 2005 the Company had 40.8 million shares outstanding.

In 2004 the Company spent $4.6 million on property acquisitions and exploration and, $1.3 million on general and administration.  The comparative figures for 2003 were $2.8 million and $1.0 million, respectively.  This increasing level of expenditure can be expected to continue as the Company grows.

At October 31, 2004 the Company had working capital of $17.1 million (2003 - $3.7 million).  At February 28, 2005 the Company’s working capital was approximately $18 million.  This working capital is sufficient to take the Company through the next two years.  However, if the Company substantially increases its expenditure levels on property acquisitions or exploration expenditures, additional funding may be required within the next two years.

OFF BALANCE-SHEET ARRANGMENTS

The Company has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

In 2004, Ken Carter, a director of the Company was paid $14,375 (2003 - $15,300) for geological consulting.  In 2004, a law firm, in which Lawrence Talbot, a director of the Company, is a partner, was paid legal fees of $207,045 (2003 - $79,845).  In 2003 the Company’s president Henk Van Alphen received management fees of $129,000.  For the first four months of fiscal 2004 he received management fees of $32,000.  On March 1, 2004 Mr. Van Alphen became a full-time salaried employee of the Company.

In 2004, four directors of the Company exercised a total of 803,000 options realizing a benefit at the time of exercise of $992,410 (2003 – three directors exercised 200,000 options, realizing a benefit of $227,100).

FOURTH QUARTER

The major item affecting operations in the fourth quarter was the write-down of the Argentinean properties of $4.8 million.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The only change in accounting policies during the 2004 year was the expansion of the fair market value method of accounting to cover all stock option grants.  See note 2(g) to the audited financial statements.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s financial instruments include cash and cash equivalents, receivables, investments and payables.

The Company’s cash and cash and term deposit equivalents of $16.9 million consists of cash on hand of $1.1 million and banker’s acceptance and term deposits of $15.8 million. The bankers’ acceptance and term deposits yield approximately 2% per annum.

Receivables and payables of $500,361 and $804,112 respectively are normal course business items that are usually settled within thirty days.

MATERIAL PROCEEDINGS

On May 20, 2004 Western Telluric Resources Inc. (“Western Telluric”) and Minera Olympic, S. de R.L. de C.V. (“Minera”) (collectively, the "Plaintiffs") commenced an action in the British Columbia Supreme Court (Vancouver Registry, No. S042795) against the Company and James Dawson, Murray McClaren and their respective companies, Dawson Geological Consultants Ltd. and 529197 B.C. Ltd. (carrying on business as Crockite Resources).

The relief claimed against the Company is the setting aside of an agreement dated December 12, 2001 between the Company and Minera (See Note 5(a)(i)) by which the Company acquired six mineral concessions in Baja California State, Mexico from Minera, a constructive trust over other mineral interests in Baja California State, Mexico held by the Company and damages for breach of contract, breach of duty of confidence and knowing participation in breach of fiduciary duty.

The Company has filed a Statement of Defence in which it denies any liability.  As well, the Company has commenced a Counterclaim against the Plaintiffs and William Park, Kelly Klatik, Jack Glavine and Kenneth Tremblett for malicious prosecution, abuse of process, injurious falsehood and conspiracy to injure.  In addition to seeking damages, the Company is seeking a declaration that the December 12, 2001 agreement is valid and that it is the owner of the subject mineral concessions.

The pleadings are closed.  Discovery of documents of all parties is at or near completion, and the discovery process has begun.  A trial date of 20 days, commencing March 13, 2006, has been set.

The Company is not currently in a position to quantify the potential exposure to the Company or the potential recovery that may be had pursuant to the Company’s counterclaim.  No specific amounts are claimed in either the Statement of Claim or the Counterclaim.  The Plaintiffs have not delivered any evidence with respect to quantum.  In addition, the size of any damage award against the Company would be affected by results of work on the subject mineral properties between now and trial.

AMEX CORPORATE GOVERNANCE

The Company’s common shares are listed on The American Stock Exchange (“AMEX”).  Section 110 of the AMEX company guide permits AMEX to consider the laws, customs and practices of foreign issuers in relaxing certain AMEX listing criteria, and to grant exemptions from AMEX listing criteria based on these considerations.  A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.  A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to AMEX standards is posted on the Company’s website at www.cardero.com and a copy of such description is available by written request made to the Company.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

(a)

Differences in accounting policies

(i)

Exploration expenditures

Under Canadian GAAP acquisition costs and exploration expenditures are capitalized (note 2(d)).

Under US GAAP, exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Commercial feasibility is established in compliance with Industry Guide 7 which consists of identifying that part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.  After an area of interest has been assessed as commercially feasible, expenditures specific to the area of interest for further development are capitalized.  In deciding when an area of interest is likely to be commercially feasible, management may consider, among other factors, the results of prefeasibility studies, detailed analysis of drilling results, the supply and cost of required labour and equipment, and whether necessary mining and environmental permits can be obtained.

Under US GAAP, mining projects and properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable.  If estimated future cash flows expected to result from the use of the mining project or property, an impairment is recognized based upon the estimated fair value of the mining project or property.  Fair value generally is based on the present value of estimated future net cash flows for each mining project or property, calculated using estimated mineable reserves and mineral resources based on engineering reports, projected rates of production over the estimated mine life, recovery rates, capital requirements, remediation costs and future prices considering the Company’s hedging and marketing plans.

(ii)

Stock based compensation

Under Canadian GAAP, the Company elected to use the settlement method for employee stock options where no compensation expense is required for options granted to employees. For US GAAP purposes the settlement method is not available, therefore, the Company elected to measure compensation costs using the intrinsic value-based method for employee stock options. Had the compensation costs been determined based on the fair value of the options at the grant date using the Black-Scholes option pricing model, additional compensation expense would have been recorded in the statement of operations of the period, with pro-forma results as presented below.

(iii)

Reconciliation of total assets, liabilities and shareholder’s equity:

October 31,
2004

Total assets per Canadian GAAP	$ 24,231,580
Expenditures in resource properties
expensed under US GAAP	(6,590,392)
Total assets per US GAAP	17,641,188

Total liabilities per Canadian GAAP	$ 804,112
Adjustments to US GAAP	0
Total liabilities per US GAAP	804,112
Total equity per Canadian GAAP	23,427,468
Expenditures in resource properties
expensed under US GAAP	(6,590,392)
Total equity per US GAAP	16,837,076

Total equity and liabilities per US GAAP	$ 17,641,188

(iv)

Reconciliation of net loss reported in Canadian GAAP and US GAAP:

Statement of operations for the year ended October 31

	Year ended	Year Ended
	October 31	October 31
	2004	2003
Reconciliation of net loss from Canadian GAAP
to U.S. GAAP
Net loss per Canadian GAAP	$ (9,323,002)	$ (1,713,252)
Acquisition of mineral properties	(2,970,195)	(1,994,926)
Exploration and development costs, net	(3,388,989)	(2,086,921)
Reverse amounts written off	4,521,367	0
Stock based compensation using Intrinsic value	0	(30,500)
Net loss per US GAAP	$ (11,160,819)	$ (5,825,599)

Net loss per share in
accordance with Canadian GAAP	$(0.26)	$(0.08)
Total differences	$(0.06)	$(0.18)
Net loss per share in
accordance with US GAAP	$(0.32)	$(0.26)
Weighted average number of shares outstanding	35,198,762	22,349,311

(b)

Accounting pronouncements

In December 2002, FASB issued SFAS 148, “Accounting for Stock-based Compensation – Transition and Disclosure, an amendment to SFAS 123”, SFAS 148 provided two additional transition methods for entities that adopt the preferable method of accounting for stock-based compensation.  Further, the statement requires disclosure of comparable information for all companies regardless of whether, when, or how an entity adopts the preferable, fair value method of accounting.  These disclosures are now required for interim periods in addition to the traditional annual disclosure.  The amendment to SFAS 123, which provides for additional methods, are effective for the periods beginning after December 15, 2002, although earlier application is permitted.  The amendments to the disclosure requirements are required for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002.  The Company adopted these requirements effective November 1, 2002.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements.  Interpretation 46 establishes accounting guidance for consolidation of variable interest entities that function to support the activities of the primary beneficiary.  Interpretation 46 applies to any business enterprise both public and private, that has a controlling interest, contractual relationship or other business relationship with a variable interest entity.  The Company has no investment in or contractual relationship or other business relationship with a variable interest entity and therefore the adoption did not have any impact on the Company's consolidated financial position, results of operations or cash flows.

On April 30, 2003, the FASB issued Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities.  Statement 149 is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to Statement 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features.  In addition, Statement 149 clarifies the definition of a derivative by providing guidance on the meaning of initial net investments related to derivatives.  Statement 149 is effective for contracts entered into or modified after June 30, 2003.  The adoption of Statement 149 will not have an effect on its consolidated financial position, results of operations or cash flows.

On May 15, 2003, the FASB issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.  Statement 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity.  Statement 150 represents a significant change in practice in the accounting for a number of financial instruments, including mandatorily redeemable equity instruments and certain equity derivatives that frequently are used in connection with share repurchase programs.  Statement 150 is effective for all financial instruments created or modified after May 31, 2003, and to other instruments as of September 1, 2003.  The Company adopted Statement 150 on November 1, 2003 and believes the effect of adopting this statement will not have any impact on its consolidated financial position, results of operations or cash flows.